

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Mr. Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104

> **Re:** **Primo Water Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 11, 2010**
> **File No. 333-165452**

Dear Mr. Castaneda:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment 7 in our letter dated July 22, 2010. Please disclose in the third paragraph that entering into the new credit agreement is a condition to the closing of the initial public offering.

Prospectus Summary, page 1

Culligan Refill Acquisition, page 2

2. Please describe in greater detail the timing and structure of how you expect to condition the initial public offering closing on the execution of the credit agreement. If there are any risks with this structure, please describe here and in the risk factors. For example, disclose whether the execution of the new credit agreement will be subject to the execution and delivery of mutually acceptable definitive documentation as well as the satisfaction of material conditions precedent. Disclose whether there is any risk that the

new credit agreement may not be completed or that the loan amount may be reduced, and explain the resulting impact on the initial public offering, including the use of proceeds. Please make similar revisions under Culligan Refill Acquisition on page 85.

Recent Developments, page 4

3. Please describe here and under Use of Proceeds on page 34 the use of the proceeds of the additional notes issued in August 2010. Refer to Instruction 4 to Item 504 of Regulation S-K.

Risk Factors, page 13

It is possible that our spin-off of Prima . . ., page 23

4. Please delete the language in the first paragraph on page 24 suggesting that the rescission remedy for Prima shareholders is $0, since, as noted in comment 4 in our letter dated July 22, 2010, it appears that the Prima securities had value. Furthermore, you should avoid mitigating language in risk factors.

MD&A – Liquidity and Capital Resources, page 56

New Senior Revolving Credit Facility, page 59

5. Prior to effectiveness of the registration statement, please describe in greater detail the material financial covenants that will be contained in the new credit agreement.

Principal Stockholders, page 130

6. Please identify in footnote 16 to the table the natural persons who comprise the committee that manages Murphy Alternative Investments, LLC.

Exhibit 5.1

7. Please revise the first paragraph to identify the total number and/or amount of securities covered by the registration statement and opinion. In addition, please revise the third paragraph to include all applicable Delaware statutory provisions.

8. Please delete the qualification in the penultimate paragraph relating to filing the certificate of incorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Scott Coward, K&L Gates LLP
        Via Facsimile